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                                [AES LETTERHEAD]

FOR IMMEDIATE RELEASE

                                                   Contact: Kenneth R. Woodcock
                                                            (703) 522-1315

                   AES EXTENDS GENER OFFER PENDING SHAREHOLDER
                                 MEETING RESULTS

ARLINGTON VA, DECEMBER 8, 2000 - The AES Corporation (NYSE: AES) announced today that it had extended until 12:00 midnight on Tuesday, December 12, 2000, the expiration date of its offer to exchange all Gener American Depositary Shares pending the outcome of the vote of Gener shareholders. As previously announced, Gener shareholders are scheduled to vote on December 12th on an amendment to Gener's Bylaws to eliminate the provisions that limit the number of shares that may be owned or voted by any shareholder or related person. The amendment of Gener's Bylaws is a condition of AES's offers to exchange Gener's ADSs and to purchase Gener's shares. As of the close of business on December 7, 2000, 732,937 ADSs had been tendered and not withdrawn pursuant to the exchange offer. Except as modified by this extension, the terms and conditions of the exchange offer and AES's concurrent Chilean offer remain in effect and unmodified.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, Sri Lanka, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred thirty-nine facilities totaling over 49 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use consumers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

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